Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Resolute Energy Corporation:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-162209, 333-162210, 333-162209) and Form S-3 (No. 333-172982) of Resolute Energy Corporation of our reports dated March 12, 2012, with respect to the consolidated balance sheets of Resolute Energy Corporation and subsidiaries (successor by merger to Hicks Acquisition Company I, Inc.) as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Resolute Energy Corporation.

/s/ KPMG LLP

Denver, Colorado

March 12, 2012